Exhibit 4.30

MEMORANDUM OF AGREEMENT (MOA) – M.V. "Nikiforos"

Dated: 28th November 2016

Messrs.

Poseidon Navigation Corp. of Marshall Islands), Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands 96960

hereinafter called the **'Sellers'**

the performance of which is guaranteed by Boston Carriers Inc.

hereinafter called the **"Corporate Guarantor"** and/or the **"guarantor(s)"**.

have agreed to sell

and

Messrs.

Conquistador Shipping Corporation
Post Box 583, Morton House, Government Road, Charlestown, Nevis.

hereinafter called the **'Buyers'**,

have agreed to buy

M.V. "Nikiforos" Ex "Nikiforos" ex "Go Trader" Ex "Talisman" ex "Ever Dignity"
IMO No. "9108116"

Hereinafter called the "Vessel"

on the following conditions:

1. PURCHASE PRICE

The price shall be equal to the amount equal to the vessel's net Lightweight, in long tons multiplied by the price in US Dollars per long ton for Bulk Carriers as reported by the Baltic Exchange Demolition Assessment Index "B/C Subcon" issued during the week at which the Sellers tender 21 (twenty one) days approximate notice as per Clause 6 herein less 10% total commission (9% addcom and 1% to Carriers).

2. DEPOSIT

Buyers will pay the amount of USD 1,000,000 (Say United State Dollars One Million Only) less three percent (3%) commission deductible at source, for a total payment of USD 970,000 (say United State Dollars Nine Hundred Seventy Thousand) as deposit **(Hereinafter called the "Deposit")**

The Sellers are going to transfer to the Buyers' bank account, on the 28th of November 2016 and in any case prior the Deposit is due, the amount of USD 942,500 (say United State Dollars Nine Hundred Forty Two Thousand Five Hundred ONLY) as Partial Amount **(Hereinafter called the "Partial Amount")**, to the Buyers' bank account as follows:

BENEFICIARY BANK : Commerzbank, Belgium
BENEFICIARY: Conquistador Shipping Corporation
ACCOUNT NO. : 179-6312383-35
SWIFT CODE : COBABEBX
IBAN: BE57 1796 3123 8335
US CORRESPONDENT: CITIBANK
SWIFT CODE : CITIUS33

The Sellers must provide swift copy value dated the same day of the remittance evidencing that the Partial Amount has been paid to the Buyers.

Simultaneously with the release of the Collective Amount (as defined below) the Sellers undertake that the amount of USD 212,500 (which is currently being held by Eurobank Ergasias S.A. towards the release of the current mortgage of the vessel) will unconditionally and irrevocably be released to Eurobank Ergasias S.A. as part of payment of the amount of USD 2,125,000 which is required for the discharge of the current mortgage registered on the vessel. At the same time the Buyers will proceed with remittance of the Deposit (USD 970,000) and the Partial Amount (USD 942,500) collectively to the below bank account. For the avoidance of doubt, the collective amount which constitutes the sum of the Deposit and the Partial Amount, is USD 1,912,500 (say United State Dollars One Million Nine Hundred Twelve Thousand and Five Hundred ONLY) (hereinafter called the **"Collective Amount"**).
The Collective Amount must be remitted by the Buyers to the following account:

Bank: Eurobank Ergasias S.A.
SWIFT Address: ERBKGRAA
IBAN: GR8102600290000231200469932
Beneficiary: NIKIFOROS SHIPPING S.A.

Simultaneously with the remittance of the Collective Amount, the Sellers will allow and help the Buyers to facilitate the registration of a first preferred mortgage which is to be registered on the vessel on the name of the Buyers and no other mortgage will be registered on the vessel until the mortgage registered in the name of the Buyers has been fully satisfied and such

mortgage has been successfully deleted with the written consent of the Buyers. A mortgage agreement, drafted to the satisfaction of the Buyers, will be signed prior to remittance of the Deposit and/or the Collective amount (same to be attached as an addendum to this Agreement).

The Deposit to be remitted together with the Partial Amount as the Collective Amount to the above mentioned account within 1 (one) New York/ Belgium / Greek banking day after the date of both parties signing this MOA by fax/email, and after the receipt of the Partial Amount by the Buyers, in any case in line with the requirements of this clause of the Agreement, and only after the following documents have been provide by the Sellers to the Buyers in original:

a) Seller's Board of Director's (BOD) Minutes executed by all the directors and approving the sale of the vessel, authoring the Deposit and/or the Collective Amount to be transferred as per the terms herein and mentioning the exact bank details. The BOD to be legalized and apostiled.

b) Seller's Power of Attorney (POA) authorizing seller's representative(s) to act on Seller's behalf pursuant to the above resolutions. The POA to be legalized and apostiled.

c) A recent dated Certificate of Incumbency, evidencing the identity of the directors of the company and to be legalized and apostiled.

d) A recent dated Good Standing Certificate

e) Passport copies of the director(s) and of the person(s) signing this Agreement, with signature page(s) attached.

f) An original certificate of ownership and non-encumbrances from the vessels current port of registry of the vessel and same being dated not earlier than the date of signing of this agreement, showing only existing mortgage in respect of EUROBANK ERGASIAS S.A.

g) A letter from EUROBANK ERGASIAS S.A. stating that in exchange for the amount of USD 2,125,000 the bank will immediately deposit with the competent Liberian authority a duly executed deed of discharge of the mortgage currently registered over the Vessel in the favour of EUROBANK ERGASIAS S.A.. Buyers to receive a faxed copy of the signed letter from the bank holding the mortgage on the bank's letterhead prior to the deposit and/or the Collective Amount being due from the Buyers.

h) A letter of undertaking from the Sellers, on Sellers' letterhead, addressed to the Buyers, stating that they will release the amount of USD 212,500 at the same time with the Collective Amount to the favour of Eurobank Ergasias S.A., and Sellers to confirm that there are no other outstanding terms to be met from their side towards the successful take over of the vessel.

In the same letter, Sellers to acknowledge that in the event that the Partial Amount is not received either partially or in full by the Buyers, , and/or in the event that the sum of the USD 212,500 and the Collective Amount is not equal or excess to the amount mentioned in the letter

from the mortgagee bank (as per point g. above i.e. USD 2,125,000) as well as providing sufficient funds required to facilitate the full and final debt free/unencumbered transfer of the Vessel from "Nikiforos Shipping S.A.", then Buyers reserve the right to not remit the Deposit and/or the Collective Amount and return the Partial Amount to the Sellers given that the same has been received by the Buyers.

In the same letter, Sellers to declare that there are no other obligations or conditions or terms whatsoever to be met from their side, apart from the remittance of the Collective Amount by the Buyers and the release of 212,500, in which case the Sellers will successfully take physical delivery of the vessel, immediately discharge the mortgage with EUROBANK ERSAGIAS S.A. in full and arrange for immediate issuance of certificate of ownership and non-encumbrance, clearly showing no liens, debts, mortgages and encumbrance etc of any kind registered on the vessel, and immediately arrange for the successful registration of a new mortgage in the favour of the Buyers in line with this Agreement and the Mortgage Agreement.

i) A performance guarantee by Boston Carriers Inc, on their letterhead, which to guarantee unconditionally in full the performance of the Sellers and which to provide for arbitration in line with this Agreement. The performance guarantee to be signed by the fully authorized CEO of the company, Mr Antonios Bertsos, and to be witnessed by Scorinis Law Office in Greece. The performance guarantee to be accompanied by Good Standing certificate.

k) A letter of undertaking from the Sellers, on Sellers' letterhead, addressed to the Buyers, stating that immediately upon remittance of the Collective Amount they will help to facilitate the registration and deliver to the Buyers a first preferred mortgage on the Vessel in line with the Mortgage Agreement and that there are no other obligations whatsoever from the Sellers for the successful take over of the vessel under their ownership.

l) A letter of undertaking from the Sellers, on Sellers' letterhead, addressed to the Buyers, stating that the Sellers will register the vessel with the flag of Liberia and the name will remain "NIKIFOROS". Moreover they must be stating that apart from the remittance of the Collective Amount and the release of USD 212,500 there are no other conditions or obligations outstanding from their side for the successful take over of the vessel under their ownership. In the same letter, Sellers must be making assignment of all rights of POSEIDON NAVIGATION CORP. and/or BOSTON CARRIERS INC., excluding any liabilities whatsoever of any party, under the Private Agreement dated 2nd October 2016, signed between NIKIFOROS SHIPPING S.A., POSEIDON NAVIGATION CORP., BOSTON CARRIERS INC., and Marine Spirit (MANAGEMENT) S.A.

m) A letter from the Sellers (Poseidon Navigation Corp.), on their letterhead, confirming to the Buyers (Conquistador Shipping Corporation) that Poseidon Navigation Corp. and Boston Carriers Inc. have met all their obligations for the purchase of the vessel from Nikiforos Shipping S.A. and that the only outstanding point is the remittance of the Collective Amount, and that immediately after the remittance of the Collective Amount Poseidon Navigation Corp. will take over delivery of the vessel free of registered mortgages, maritime liens, debts, taxed

and any financial liabilities whatsoever.

The Buyers need to be reasonably satisfied that their interests are not jeopardized prior the remittance of the Collective Amount and any additional documentary requests from the Buyers are to be met prior such remittance is due to take place. In the event that Buyers feel that their interests are jeopardized for whatsoever reason, they reserve the right to not remit the Deposit and/or the Collective Amount, and in such case the Agreement is to be considered null and void and the Partial Amount to be immediately returned to the Sellers given that the same is received by the Buyers.

3. BALANCE PAYMENT

The balance payment will constitute the difference of the Purchase Price, less the Deposit paid (as part of the Collective Amount), less any unpaid or unpaid interest due on the Deposit, less outstanding amounts (if any) as defined in Clause 25 of this Agreement. Buyers to remit the balance of the purchase price less 10% (ten percent) total commission (being deducted at source) to Sellers' nominated account within 3 (three) banking days after sellers tendering NOR in accordance with Clause 6, in exchange of documents as per Clause 12 and only if the vessel deemed ready for delivery as per the terms and conditions of this MOA. Sellers' bank account details to be nominated ten (10) banking days before delivery in the form of an Addendum.

In the event the beneficiary of the balance payment is not the registered owner of the vessel as per the MOA, then Sellers to provide to the Buyers executed copies of the following documents in order the deposit to be remitted:

a) Seller's Board of Director's (BOD) Minutes executed by all the directors and approving the sale of the vessel, authoring the third party to collect the deposit and the balance payment on behalf of the Sellers. The exact bank details mentioned in this Agreement have to be mentioned in the BOD.

b) Seller's Power of Attorney (POA) executed by all the directors authorizing seller's representative(s) to act on Seller's behalf and accepting payment in the third party account. The exact bank details should be mentioned in the POA.

c) A recent dated Certificate of Incumbency from the resident agent of the selling company, evidencing the identity of the directors of the company.

d) A recent dated Good Standing Certificate

e) Passport copies of the director(s) and of the person(s) signing this Agreement with signature page(s) attached.

f) Registry certificate from Liberia evidencing Sellers as the owners of the vessel and the name of the vessel being mentioned "NIKIFOROS".

4. INSPECTIONS/ CONDITIONS

The vessel has been accepted by the Buyers without inspection. The sale is therefore outright subject only to the terms and conditions as stated herein .

5. **PLACE AND TIME OF DELIVERY**

The vessel shall be delivered and taken over at Port Official outer anchorage off West Coast India range (Alang, or Mumbai) or Karachi/Gadani (Pakistan) or Chittagong (Bangladesh) in Buyers' option. Expected time of delivery between 3rd January 2017 and 18th December 2017 in Sellers' option. Date of canceling 19th December 2017 in Buyer's option. Sellers to synchronize arrival and delivery of the vessel within beaching tide window. The Sellers shall keep the Buyers well posted about the vessel's itinerary and estimated time of delivery and give them 30,25,21,15,7,3,1 days notices.

Buyers to declare port of delivery within Sellers tendering seven (7) working days of sellers notice to the nearest destination.

6. NOTICE OF READINESS (NOR)

The vessel shall be deemed ready for delivery at place of delivery upon arrival of the vessel, only after inward port clearance has been given, and after the vessel is ready in all respects for physical delivery as per this agreement when the Seller's agent tenders the valid Notice of Readiness (in accordance to the terms herein and as required by the applicable law) to the Buyer/ Buyers agent/ nominated representative at the port of delivery by written notice, telex, or Telefax. Valid notice of Readiness to be tendered during normal business hours between 8:00 am – 6:00 p.m. of a local working day (excluding Saturdays, Sundays, local, national, and bank holidays).

In the event that vessel misses present beaching tide and has to wait until the following beaching tide, then NOR to be tendered no earlier than 3 days before the first day of the next beaching tide.

The Sellers/ Sellers' Agent shall accompany the valid Notice of Readiness along with the following certificates from a reputed, licensed, and independent surveyor at the Port of Delivery.

I. Portworthy Certificate.

II. Lightweight proofs confirming the LDT of the vessel is 7,488 metric tons as per original lightweight evidence mentioned here below.

   a. Trim and Stability book stamped in original by the Register of Shipping/ Class Society.
   b. Deadweight Scale and Builder's Yard Capacity Plan.

In the event there are conflicting proofs of LDT onboard the vessel, lower LDT to prevail. If there is a proof showing breakdown with gross and net LDT, then net

LDT to prevail. Constants/liquids in the system not to be included in LDT. Permanent ballast not to be included in the LDT.

III. Letter of Undertaking signed by the Master stating the Master and the Crew have no further claims against the vessel or her owners at the time of delivery.

IV. Letter of Undertaking from Sellers' Agents at the port of delivery that they have no further claims against the vessel or her owners at the time of delivery.

V. Document on board to prove the material and weight of working and, if applicable, spare propeller.

VI. Letter of Undertaking from Sellers confirming that the vessel matches the description as stated in Clause No. 13 of this MOA.

VII. Document on Sellers letterhead confirming vessel does not have any hazardous materials and is not carrying any hazardous cargoes onboard.

In case of delivery India, in addition to the documents mentioned above, also the following to be provided at the time of tendering the Notice of Readiness:

VIII. Pre arrival-documentation (identification of hazardous materials onboard), clearances and certificates issued by all local and customs authorities, GPCB, AERB and Explosives Department.

In case of delivery in Pakistan, in addition to the documents mentioned above, also the following to be provided at the time of tendering the Notice of Readiness:

IX. Port dues clearance certificate
X. A copy of Import General manifest accepted by customs confirming vessel is for scrap
XI. Safety Equipment Certificate (Statutory Certificate)

In case of delivery in Bangladesh, in addition to the documents mentioned above, also the following to be provided at the time of tendering the Notice of Readiness:

XII. Original light dues and port dues payment receipt with bank stamp
XIII. Rummaging clearance certificate
XIV. A copy of Import General Manifest accepted by customs confirming the vessel is for scrap.

Items i) and vi) to be provided by licensed independent surveyor at the port of delivery, except Ericson & Richards (Gujarat).

7. DELAYS/ CANCELING

Should the Sellers feel that the vessel would not be ready to tender the valid Notice of Readiness for delivery within the delivery dates of this Agreement then within two (2) working days of Seller notifying such position to the Buyers in writing the Buyers shall declare whether they will maintain or cancel this Agreement.

If the Buyers elect to cancel this Agreement, the Deposit money shall be immediately returned to Buyers along with interest at the rate of eleven per cent (11%) on the total Deposit, and together with any outstanding amounts from the Sellers to the Buyers, including but not limited to the separate 11% interest per annum, within two (2) banking days of such election. If the Buyers fail to declare their position in writing within 48 hours of such notification then the Sellers shall automatically understand that the Buyers have no objection to the canceling date of the vessel being extended, in which case all other terms and conditions of the Agreement shall remain in full force and effect. However if canceling date extended the new canceling date should be decided by mutual agreement between Buyers and Sellers.

8. CANCELATION OPTION

Sellers have the option to cancel this Agreement and keep the vessel for further trading purposes for minimum two (2) months after Sellers' declaration to cancel the Agreement. Such option must be declared latest within 30 running days prior to the cancelling date, in which case the Deposit , accrued interest amount due from the Sellers to the Buyers (i.e. 11% per annum on the Deposit), plus an additional interest of 11% of the total Deposit has to be remitted to the Buyers' bank account within two (2) working days from the day of declaration of such cancellation.

In the event that the Sellers decide to sell the vessel for demolition purposes after the cancelation of this Agreement has been declared and prior the expiration of the two (2) months, then Sellers are obliged to offer a first refusal to the Buyers as per prevailing price reported during that week by the Baltic Exchange Demolition Assessment Index "B/C_Subcon" less 10% total commission (9% addcom and 1% to Carriers). In such case the place of delivery will be in Buyers' option in line with Clause 5 of this Agreement and laycan to be mutually agreed. If Buyers do not reply to the Sellers within two (2) working days from the day of Sellers' such proposal then Sellers will be at liberty to sell the vessel for demolition to any other party. If the vessel is not offered to the Buyers in accordance with this Agreement, then this is to be considered a material breach of the agreement and the Buyers maintain the right to arrest the vessel and hold all guarantors legally responsible for damages.

9. ENCUMBRANCES

The Sellers warrant that the vessel, at the time of physical and legal delivery is free from all arrests, legal disputes, encumbrances and maritime liens or any other debts whatsoever. Should any claims, which have been incurred prior to the time of delivery, be made against the

vessel at any time, the Sellers hereby undertake to unconditionally indemnify the Buyers against all consequences of such claims.

Should a claim of whatsoever description arise after the delivery of the vessel against the vessel and/ or (company) the Sellers undertake to settle such claim, lien or debt directly and forthwith, to ensure that buyers do not encounter any delay, cost, loss, liability, expense or legal action.

In the event the vessel is arrested after delivery, due to any outstanding claims of the Sellers, then the Sellers to be fully responsible to immediately clear the vessel from such arrests. In case Sellers fail to act promptly, then Buyers are at full liberty to take any and all actions in order to free the vessel from such arrest. In which case, all costs, losses, damages and or payments made by the Buyers to free the vessel will be on the account of the Sellers. If Buyers are unable to collect these amounts from the Sellers then, all guarantors acting in the sale of this vessel on behalf of the Sellers to be each equally and fully responsible for these amounts and commitments made by the Sellers under this MOA.

10. TAXES

Any taxes, fees, and expenses connected with the purchase and registration under the Buyers flag shall be for the Buyers' account whereas similar charges connected with the closing of the Sellers' register shall be for the Sellers' account.

11. CONDITION ON DELIVERY

The Sellers shall deliver the Vessel to the Buyers safely afloat, substantially intact, without removals (except those as per prior agreement) free from hull leakages and fire damage, free of cargo and/or cargo residue, free of charter, with all machineries, engines, generators and auxiliaries, plus communication and navigational aids, mooring winches and windlass in working condition for safe voyage to Buyer's nominated demolition yard (fair wear and tear excepted). The vessel with everything belonging to her on board, ashore or on order shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the conditions of this contract. The vessel with everything belonging to her (as represented by the Sellers to the Buyers) shall be delivered and taken over as she is at the time of 'physical delivery'. Master shall ensure that forward bunker tanks are free of bunkers.

12. SPARES/BUNKERS ETC.

The Sellers shall, deliver the vessel to the Buyers with everything belonging to her on board (as represented by the Sellers to the Buyers). All spare parts and spare equipment belonging to the vessel used or unused, whether on board or not shall become Buyers' property.

The Buyer shall take over without extra payment any remaining bunkers, unused lubricating oils and unused stores and provisions at the port of delivery of the vessel.

13. DOCUMENTS

In exchange for payment of the purchase price the Sellers shall furnish the Buyers following documents at the time of delivery:

a) Legal Bill of Sale in favor of the Buyers certifying that the vessel is free from all encumbrances, mortgages, maritime liens and any other debts, taxes, financial obligations/liabilities whatsoever duly signed by the director or the Sellers or their duly appointed Attorney and dated. The full name and designation of the signatory to the Bill of Sale to be clearly specified on the Bill of Sale. Bill of Sale to be legalized, and/or apostilled.

b) Signed commercial invoice in duplicate certifying the details of the vessel and the purchase price as per this MOA.

c) Letter of Undertaking from the Sellers, on Sellers' letterhead, signed by them or their Attorneys-in-Fact certifying that the vessel at the time of delivery is free from all encumbrances maritime liens and any other debts and liabilities of any description whatsoever and unconditionally indemnifying the Buyers against consequences of any claims which have been incurred prior to the time of delivery of the vessel.

d) The parties have agreed for a first preferred mortgage to be registered on behalf of the Buyers simultaneously with the payment of the Deposit. After the deletion of the mortgage from Buyers, Sellers to provide an Original Certificate of Ownership and Non-encumbrance from the vessel's current port of registry showing Sellers as the owners and that there are no mortgages, maritime liens, debts, taxes etc. whatsoever registered on the vessel. This certificate must be dated prior the time of signing of the Protocol of Delivery and Acceptance.

Sellers undertake to courier the original of this certificate directly to the Buyers nominated address on the date of issuance. Sellers to fax a copy of items 12. d (i) and (ii) along with the airway bill to the Buyers upon receipt.

e) Letter of Undertaking from the Sellers, on Sellers' letterhead, stating that immediately after the purchase price has been received in full, they will telex the Master of the vessel and their agent to deliver the said vessel to the Buyer's representative on condition as she is safely afloat, port worthy, virtually intact, free of fire damage, free of damage, free of arms and ammunitions, free of hull leakages, free of cargo, charter free, having all her anchors, main engine/ general or auxiliaries in working condition and under her own power.

f) Letter of undertaking from the Sellers, on Sellers' letterhead, guaranteeing that they will submit to the Buyers a deletion certificate from the authorities of the vessel's Port of Registry as soon as possible but not later than 30 days from the date of delivery.

g) Protocol of Delivery and Acceptance of the vessel which shall be signed after full payment of the vessel effected.

g) Seller's Board of Director's (BOD) Minutes executed by all the directors and approving the sale of the vessel, authoring payments to the specific bank accounts mentioned in this Agreement. The exact bank details mentioned in this Agreement have to be mentioned in the BOD. BOD to be legalized and apostilled.

h) Seller's Power of Attorney (POA) authorizing seller's representative(s) to act on Seller's behalf pursuant to the above resolutions. POA to be legalized and apostilled.

h) Copy of vessel's Certificate of Registry.

i) Passport copies of the director(s) and of the person(s) signing this MOA and any addenda related to this Agreement.

j) Certificate of Incumbency evidencing all the directors of the company which to be legalized and apostilled.

k) Recent dated Certificate of Good Standing.

All documents to be in English language or a certified and notarized English translation to accompany the original document. Draft copies of all documents (except item (d)) are to be provided to the Buyers ten (10) days prior to the date of closing for comments and the executed non-negotiable copies of all documents to be sent to Buyers by fax three (3) days prior to closing for comments. Item 12 d) to be sent by courier to Buyers or their nominated agents immediately upon receipt.

Closing exchange of document/release of deposits payment of balance to take place at Sellers nominated address. Upon confirmation of receipt of final payment and, if required by Buyer's bank, Sellers/Sellers bank (as required) to issue a letter confirming that they have received the full purchase price of the vessel as per the terms of the MOA. Letter to be on Sellers/Seller's bank (as required) letterhead, signed by Sellers/Seller's bank and faxed directly to Buyer's nominated bank, with copy of same to Buyers.

14. DESCRIPTION OF THE VESSEL

Name	: NIKIFOROS
Ex-names	: Ex "Go Trader" Ex "Talisman" ex "Ever Dignity"
Type	: BULK CARRIER
Built / built by	: JAN 1996 / TSUNEISHI/ HASHIHAMA SHIPBUILDING
Flag	: Liberia
Port of registration	: Monrovia

MEMORANDUM OF AGREEMENT (MOA) – M.V. "Nikiforos"

Class : NK

Length overall (as per registry certificate): 185.740
Breadth extreme (as per registry certificate): 178.080 x 30.400 x 16.500
Moulded depth (as per registry certificate): 177.000 x 30.400 x 16.500

DWT : 45,693
GRT / NRT (as per class) : 26,062 / 14,899
NET LDT (MT & LT) :7488 mt / 7370 LT

Main engine:
Make: MITSUI ENGINEERING & SHIPBUILDING CO., LTD. TAMANO
Model: MAN B&W 6S50MC
Number : 1
BHP: 9750
Working ? :YES

Generators:
Make : YANMAR
Model: M2OOL-UN
Number:3
KW/KVA: 400 KW x 700 ROM, 500 KVA
Volts / Hz : AC 450 V, 60 Hz
Working : YES
Emergency Generator: 1 x 120 PS at 1800 RPM, Maker: Demp, Type: DO226MTE

Working Propeller: Ni-A;-Br, 10.2 tn

Single / Double Skin : Single Decker
Single / Double Bottom : Double Bottom
Any Damages / conversions : NO
Any Exclusions / Removals : NO
Vessel ever laid up in the last 3 years: NO
Last 5 cargoes : GRAINS (CORN PRESENT)/FERTS/STLS/GRAINS/
No Cargo Reefer Space : N/A

15. TOTAL/ CONSTRUCTIVE TOTAL LOSS

Should the vessel become total or constructive total loss before delivery, this contract shall be considered null and void and the Deposit, all interest due, and any other outstanding amounts to the Buyers must be immediately returned to the Buyers within the next ten (10) banking days.

16. FORCE MAJEURE

If the Sellers are not able to transfer title of the Vessel or the Buyers shall be unable to accept transfer of the Vessel both in accordance with this contract due to any outbreak of war or restraints of Government and other authorities or Acts of God, princes or people of any nation, or United Nations, military operations, epidemics or any other event including the above over which neither Buyers nor Sellers have any control which may either be temporary or permanent in nature and which may happen either the Port of Delivery and / or the recycling country, or if the Vessel should become an actual or total constructive loss then either the Sellers or the Buyers may terminate the Contract upon written or fax notice from one party to the other without any liability upon either party hereunder.

In such an event and upon termination of the Contract under the provisions of this Clause neither Sellers nor the Buyers shall challenge such an invocation and any monies paid by Buyers shall be promptly remitted back to Buyers, including the Deposit along with all interest due (accrued interest and 11% on the total deposit), within the time frame agreed in this Contract and any retention of funds for any reasons whatsoever shall constitute breach of the terms of the Contract.

17. BUYERS DEFAULT

In the event that Buyers did not make payment in accordance to the terms of Clause 3 the MOA provided only if Sellers have completely fulfilled their terms and obligations in accordance to the terms of the MOA, the Sellers have the right to cancel this contract, in which case the deposit already paid by the Buyers shall be released to the Sellers. If the said amount does not cover the Sellers' proven losses, they shall be entitled to claim further compensation for their proven losses and for all proven expenses together with interest at the rate of 11% (elevenpercent) per annum.

18. SELLERS DEFAULT

If the Sellers fail to comply with the terms of this Agreement and/or any Annexes and/or addenda and/or any Agreements related with this Agreement, or to tender valid NOR or to execute a legal transfer or to deliver the vessel with everything belonging to her in the manner specified in this MOA, within the time specified by reason for which they are responsible, and always excepted those reasons related to Buyers' obligations, the Buyers shall have the right to cancel this contract in which case any amounts already paid to the Sellers in full or any outstanding payment(s) from the Sellers to the Buyers, must be returned to the Buyers together with interest at the rate of 11% (eleven percent) per annum, plus an additional interest at the rate of 11% of the total Deposit, forthwith latest within two (2) working days after notice from the Buyers. The Sellers and/or all the guarantors shall make due compensation for all the losses and/or loss of income in full caused to the Buyers by failure of the Sellers to comply with the terms of this Agreement and/or to execute a legal transfer and/or to deliver the vessel in the manner and within the time specified in clause 5.

Buyers' right to claim default and remedies is not limited to this clause and includes all rights throughout this Agreement, and/or any Annexures and/or addenda and/or any Agreements related with this Agreement.

19. ARBITRATION

If any dispute should arise in connection with the interpretation in fulfillment of this contract, same shall be decided by arbitration in London and shall be referred to a single Arbitrator to be appointed by the parties hereto. If the parties cannot agree on the appointment of the single Arbitrator, the dispute shall be settled by three Arbitrators, each party appointing one Arbitrator, and the third being appointed by LMAA if either of the appointed Arbitrators refuses or is incapable of acting, the party who appointed him shall appoint a new arbitrator in his place.

If one party fails to appoint an arbitrator -either originally or by way of substitution for- two weeks after the other party having appointed his Arbitrator, has sent the party making default notice by mail, cable, or telex to make the appointment, LMAA shall, after application from the party having appointed his Arbitrator, also appoint an Arbitrator on behalf of the party making default.

The award rendered by the Arbitration Court shall be final and binding upon the parties and may if necessary be enforced by the Court or any other competent Authority in the same manner as a Judgment in the Court of Justice. The Arbitrators to state in writing the reasons for their award.

20. EXCLUSIONS/ REMOVALS

The Buyer shall take over without extra payment at the port of delivery any remaining bunkers, unused oil and unused stores and all spare parts and spare equipment. The vessel shall be delivered virtually intact with everything on board, without any removals affecting the description and the light displacement of the vessel.

Please note that due to changes in local regulations, the following items may not be excluded / removed from the vessel after arrival at Alang and should be handed to local authorities at the relevant time.

1) GMDSS Radio Console
2) VHF Radio Telephone
3) All type of radio communication equipments
4) Inmarsat –C
5) SART
6) EPIRB
7) Globe Wireless Systems
8) SSB Radio
9) All type of radio transceiver
10) Satellite Phone / Mini - M / Thuraya Phone / Satellite Fleet
11) Portable GMDSS VHF
12) Walkie – Talkies
13) CO2 / Oxygen / Acetylene / Freon Gas Cylinders

14) All type of pyrotechnics including line throwing

21. BEACHING ASSISTANCE

The vessel to be delivered with sufficient bunkers, fresh water and provisions for beaching assistance, synchronized with the next suitable tide for beaching the vessel after delivery of the vessel to the Buyers but limited to a maximum period of 10 (ten) days idle, 1 (one) day steaming from the date of delivery. The beaching shall be at Buyers risk and cost with Sellers providing assistance as above. Should such crewmembers be required to stay onboard in excess of the above period then the Sellers agree to maintain them for further period of up to 10 days. Sellers paying wages, repatriation and keeping these crew and vessel insured for the whole period.

Physical beaching operation to be performed by Sellers crew with Beaching Master directing instructions shore via VHF.

The protocol of delivery and acceptance to be signed either immediately after Sellers have received the balance payment, but in any case after Sellers have received the balance payment in their account. In any case the beaching assistance will start counting from the day that Sellers receive the balance payment in their account.

22. BEACHING DRAFT/ TRIM

Sellers to instruct master to cooperate with Buyers' representatives in regard to achieving best draft and trim for beaching.

23. BEACHING CREW

The beaching shall be at Buyers' risk and cost with Sellers providing assistance as above. Wages, insurance and repatriation of Sellers crew to be for Sellers' account. Sellers to maintain minimum crew required for the safe manning of the vessel.

24. BUYERS REPRESENTATIVES

The Sellers agree to allow the Buyers or their nominated representatives up to a maximum of 4 persons in number to stay on board the vessel at Buyer's risk and expenses immediately on arrival of vessel at the delivery place for familiarization and planning purposes only. Such persons should not interfere and disrupt in the duties of the crew and should upon request of the master, sign Letter of Indemnity.

In addition to the above, Buyers maintain the right to place up to two (2) reps on board the vessel, as observers, only, at any time after remittance of the deposit.

25. COSTS

All costs at the Port of Delivery, before delivery, such as dues or expenses due or payable for inward clearance, customs clearance, rummaging, port dues, harbor dues, fees, local tugs assistance, pilotages and Sellers' agent's fees are for the account of the Sellers as well as all

expenses in connection with repatriation of all crew members. Any dues or taxes, which will be incurred by the Vessel including import duty, beaching after physical delivery to the Buyers to be for the Buyers account.

26. INTEREST

The Sellers are bound to pay interest on the deposit of 11% (eleven per cent) per annum (interest) in advance on pro-rata basis every 30 days commencing from the date the deposit is paid by the Buyers. Such amount is to be paid to the Buyers' account referred to herein below (the **"Buyers' account"**) every thirty (30) running days after the day of payment of the Deposit and/or the Collective Amount.

In addition to the interest payments, the Sellers are bound to return the sum of USD 50,000 (say United State Dollars Fifty Thousand ONLY) to the Buyers every 60 days after the day of receipt of the deposit until the delivery of the vessel as partial refund of the deposit. At the time of delivery of the vessel, the Buyers to pay as balance payment the difference between the Price (as defined in Clause 1 and Clause 3 of this Agreement) and the amount of the Deposit which has not been refunded by the Sellers to the Buyers.

Non timely payment of the aforementioned amounts will constitute Sellers' Default and Clause 17 of this Agreement will be applicable.

The Buyers' account details are as follows:

BENEFICIARY BANK: Commerzbank, Belgium
BENEFICIARY: Conquistador Shipping Corporation
ACCOUNT NO.:179-6312383-35
SWIFT CODE: COBABEBX
IBAN: BE57 1796 3123 8335
US CORRESPONDENT : CITIBANK
SWIFT CODE: CITIUS33

27. PROTOCOL OF DELIVERY AND ACCEPTANCE

The Protocol of Physical Delivery and Acceptance will be signed by the Sellers' and the Buyers' authorized representatives.

28. CONFIDENTIALITY

Name of Buyers / negotiations to be kept strictly private and confidential. Sellers undertake that there will be no copy of the Agreement onboard the vessel at the place of delivery.

29. DISCLOSURE

Sellers to keep Buyers fully informed of any changes in status or condition of vessel since last described or inspected. The Sellers must seek the written approval of the Buyers with regards to any change on the vessel of the vessel and/or flag of the vessel.

30. SANCTIONS

This Agreement is subject to all entities associated or connected with the vessel and individuals in those entities or otherwise benefiting from the vessel, and the vessel, not being listed as sanctioned individuals or entities or sanctioned vessel under the US, EU and the UN sanctions and not being part of the OFAC list. The vessel must to not call in the future or have called in present/past any port/country which is sanctioned or under the US, EU, UN sanctions and/or part of or related to the OFAC list.

31. COMMUNICATIONS

Any and all notices and communications relating to this agreement shall be addressed as follows:

To the Sellers: C/O snp@carriers.gr
To the Buyers: C/O snp@gmsinc.net

This Memorandum of Agreement is drawn up in two originals with even tenor and manner, one for the Sellers and on for the Buyers.

FOR THE SELLERS	FOR THE BUYERS
Name: Antonios Kontsos	Name: [illegible]
Title: [illegible]	Title: Attorney in fact
Date: [illegible]	Date: November 28, 2016

... Navigation Corp. Corporate Seal 2015 Reg. Number ... Republic of Marshall Islands

ANNEX I – TO THE MEMORANDUM OF AGREEMENT DATED 28th November 2016 - FOR M.V. "Nikiforos"

1. MINIMUM WORKING CAPITAL

The Sellers undertake that one day prior to the deposit payment is being due, there are readily available funds of at least USD 97,500 (say United State Dollars Two Hundred Thousand) in the bank account of the Poseidon Navigation Corp and such amount will be used solely for the working capital requirements of the vessel under the Agreement. Further to the above within 3 weeks from the delivery of the vessel, amounts of at least USD 50,000 shall be remitted to the bank accounts of Poseidon Navigation Corp. either from the Joint Account as per Private agreement dated October 2 2016 clause 5 or from any other bank account. Evidence of such funds will be provided to the Buyers prior to remittance of the Deposit / Collective Amount. Proof of funds and their application (spending) to be provided to the Buyers upon request. In the event the funds are used for any purpose other than for working capital requirements for this specific vessel, then this is to be considered a material default under this Agreement and all rights/remedies available to the Buyers are to apply.
Sellers undertake that upon delivery of the vessel all the trade debt of the vessel arising from the operation of the vessel prior delivery is paid.

After three (3) months from the day of the Deposit payment, the Sellers herewith undertake that the bank account of the Selling Company will be topped up to a balance of USD 250,000 (say United State Dollars Two Hundred Fifty Thousand) and this minimum capital of USD 250,000 to be maintained at all times throughout the duration of the Agreement. Failure to meet this requirement constitutes a material default of this Agreement.

Sellers to provide bank account statement prior to the deposit payment being made, and every thirty (30) running days thereafter, in order to evidence that the minimum capital is being maintained. Account statements (for Boston Carriers, Poseidon Navigation Corp, and any other related/group company), or any other information requested by the Buyers are to be provided immediately upon request. Sellers' failure to meet this obligation is to be considered material bridge of the Agreement.

2. FURTHER GUARANTEES

In the event that the Sellers or their guarantors, are or become the owners of other assets, then any/all other assets to be immediately pledged as a collateral guarantee. This pledged is to be signed immediately as assets are being acquired (a failure to notify Buyers of the acquisition of additional assets or to provide said guarantees warrants a material default under this Agreement). In addition, all cash in the Selling company and/or parent/ daughter and/or any affiliated companies along with any receivables from claims due to them are to be pledged to the Buyers. Exemption can be made only against the written confirmation of the Buyers.

In the event of Sellers' failure to comply with the terms and conditions of the Agreement, the Buyers have the right to take charge over all of the Seller's and their affiliated company bank

accounts (as mentioned above), parent or SPV accounts.

Sellers hereby acknowledge the Buyer's claim to take over / freeze all their bank accounts in the event of a default. Such account are including but not limited to Eurobank Account Number 201100300511 in the name of POSEIDON NAVIGATION CORP., Eurobank Cyprus LTD. Account Number 003-2011-00318287, and any other bank accounts in the name of the Sellers and/or their guarantor(s).

An assignment of earnings to be signed by the Sellers in the name of the Buyers, prior the day of remittance of the Deposit and/or the Collective Amount by the Buyers, to which the Buyers will be entitled in case of Sellers' default/failure to comply with the terms of the Agreement. Immediately upon Sellers taking over the ownership of the vessel, Buyers are to be listed as co-insured in the insurance policy/binder and proof is to be provided to the Buyer's immediately after the release of the deposit. Buyers are to be entitled only to rights under such insurance cover but not to any liabilities of any nature whatsoever.

If there is any fixture of the vessel on Time Charter or any period charter over 6 months, then Buyers have the right to approve such fixture and have right to an assignment of earnings in the event of Sellers failure to comply with the terms and condition of the Agreement and/or Sellers' default.

3. MONTHLY STATEMENTS

The Sellers herewith agree to provide at the end of every calendar month after the day of the payment of the Deposit and/or the Collective Amount the following to the Buyers:

a) An account statement from the Chief Financial Officer (CFO) of the company executed and signed off by the CFO, giving a rundown of any and all debts on the vessel, including all current, pending and past due debts, invoices, liabilities, and trade debts whatsoever (including but not limited to money due for bunkers, crew salaries, cargo claims, or any other outstanding sum). This will be delivered to the Buyers within 30 calendar days after the closing of every calendar month.

b) A Bank statement from Sellers' bank confirming that minimum capital maintained in line with Clause 1 of this Annex I

c) The Sellers' management company to provide directly a statement of accounts to the Buyers

d) Buyers to be given online access to Sellers bank accounts for monitoring purposes on the transactions.

It is the Sellers' responsibility to provide all of the aforementioned on a monthly manner and

ANNEX I – TO THE MEMORANDUM OF AGREEMENT DATED 28th November 2016 - FOR M.V. "Nikiforos"

any non-compliance is to be considered a material breach of this Agreement.

4. TRADE DEBTS

In the event that normal course of trade debt that is not paid on time as per agreements with suppliers or latest within 30 days, this is to be considered a material breach of the Agreement with the Buyers, in such an event, the Sellers and their guarantors are to be considered in default. Under such a default, Buyers maintain their right to claim any/all remedies provided for in this Agreement, including but not limited to enforcement of the default provisions, enforcement of the mortgage, and if needed, arrest of the vessel.

The Sellers' Managers' are to provide a monthly statement of account directly to the Buyers evidencing all account activities for the prior 30 days and any outstanding payments, due to any/all suppliers and counterparties. It is the Sellers' responsibility to provide this on a monthly basis and any non-compliance is to be considered a material breach of this Agreement in which case Buyers will be entitled to repayment of Principal and Interest, in addition to any other remedies provided for in this Agreement including, but not limited to, enforcement of the mortgage and arrest of the vessel.

All the other terms and conditions of the MOA remain unaltered and in full force and effect, and this ANNEX I should always read along with the Agreement.

For the avoidance of doubt, the "MOA" and/or the "Agreement" always refer to the Memorandum of Agreement dated 28th November 2016 between Poseidon Navigation Corp. (The Sellers) and Conquistador Shipping Corporation (The Buyers).

FOR THE SELLERS

Name: ANTONIOS BERTSOS
Title: DIRECTOR
Date: 28/11/2016

POSEIDON NAVIGATION CORP.
Corporate Seal
2015
Reg. Number 78703
Republic of Marshall Islands

FOR THE BUYERS

Name: [illegible]
Title: Attorney in fact
Date: November 28, 2016